                                 August 29, 2005

VIA: EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-0405
Attn:  Elaine Wolff, Branch Chief

         RE:      RESOURCE CAPITAL CORP.
                  REGISTRATION STATEMENT ON FORM S-11
                  FILED JULY 11, 2005
                  FILE NO. 333-126517

Dear Ms. Wolff:

         On behalf of Resource Capital Corp. (the "Company"), we wish to respond to your comment letter dated August 12, 2005 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response.

         We are enclosing four courtesy copies, in both clean and blacklined form, of the amended registration statement (the "Amendment"), together with a separate set of the exhibits filed with the Amendment.

General

1. We note that you are a specialty finance company that intends to invest in commercial real estate-related assets, residential real estate-related assets and commercial finance assets. We further note that you intend to operate your business so as to be excluded from regulation under the Investment Company Act and your disclosure on pages 17, 18, 95 and 96. Please provide the staff with a detailed analysis as to why your current and proposed business and investment strategy has not caused you to be, and will not cause you to become, an "investment company" within the meaning of Section 3 of the Investment Company Act of 1940. For example, if you intend to rely on the exemption set forth in Section 3(c)(5)(C) of that act, your analysis should include a discussion of how you have satisfied and expect to continue to satisfy the requirements for the availability of that exemption established by applicable Commission rules and staff interpretations. Further, please note that we will refer your response to the Division of Investment Management for further review.


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Securities and Exchange Commission
August 29, 2005
Page 2 of 35

         The Company believes that it is, and will continue to be, excluded from regulation as an investment company under the Investment Company Act of 1940 (the "1940 Act") because it will not fall within the definition of an investment company contained in Section 3(a)(1)(A) or 3(a)(1)(C) of the 1940 Act.(1)

         Section 3(a)(1)(A) defines an investment company as any issuer which is or holds itself out as being primarily engaged in the business of investing, reinvesting or trading in securities. Section 3(c)(6) provides, in relevant part, that an issuer is not an investment company if it is primarily engaged, directly or through majority-owned subsidiaries, in one or more of the businesses described in paragraphs
         (3), (4) or (5). As discussed in detail below, the Company, through its largest majority-owned subsidiary, will be primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate(2) and, therefore, will not be an investment company under Section 3(a)(1)(A).

         Section 3(a)(1)(C) defines an investment company as any issuer which is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. "Investment securities" includes all securities except U.S. government securities and securities issued by majority-owned subsidiaries which are not investment companies and are not relying on the exception from the definition of investment company in Section 3(c)(1) or 3(c)(7). Thus, because the Company intends to operate its businesses through wholly-owned subsidiaries, the securities issued by any subsidiary that is excepted from the definition of investment company in Section 3(c)(1) or 3(c)(7), together with any other investment securities the Company owns, must not have a combined value in excess of 40% of the value of the Company's total assets on an unconsolidated basis.

         The Company wholly-owns each of its three subsidiaries - RCC Real Estate, Inc., a qualified REIT subsidiary ("RCC Real Estate"), RCC Commercial, Inc., a qualified REIT subsidiary ("RCC Commercial") and Resource TRS, Inc., a taxable REIT subsidiary ("Resource TRS").(3) RCC Real Estate intends to rely on the exception from the definition of an investment company contained in Section 3(c)(5)(C). The Company will monitor the portfolio of investments of RCC Real Estate periodically and prior to each investment to confirm that RCC Real Estate continues to qualify for this exemption. In order to

-------------------
(1) Section 3(a)(1)(B), dealing with face amount certificate companies, is inapplicable by its terms.
(2)      The Company will hold itself out as being in this business.
(3) Resource TRS need not be considered in this analysis in that it currently has no assets.

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Securities and Exchange Commission
August 29, 2005
Page 3 of 35

         qualify for this exemption, at least 55% of RCC Real Estate's total assets must be comprised of qualifying assets and at least 80% must be comprised of qualifying assets and real estate-related assets. RCC Real Estate may invest up to 20% of its total assets in miscellaneous assets. See, e.g., Greenwich Capital Acceptance (pub. avail. August 8,
         1991) and NAB Asset Corporation (pub. avail. June 20, 1991). Additionally, RCC Real Estate is not engaged in the business of issuing redeemable securities, face- amount securities of the installment type or periodic payment plan certificates.

         As of June 30, 2005, RCC Real Estate's assets consisted of the following, among others:

              -- $936.5 million of agency whole pool residential mortgage-backed securities ("Whole Pool RMBS")
              -- 273.7 million of non-agency partial pool residential mortgage-backed securities ("Partial Pool RMBS")
              -- $28.5 million of BBB-rated commercial mortgage-backed securities ("CMBS")
              -- $25.2 million of a "B" note (where RCC Real Estate has unilateral foreclosure rights)(4)

         Based on relevant no-action letters and SEC staff positions, the Company considers the Whole Pool RMBS and the B Note as qualifying assets that fall within the 55% basket for Section 3(c)(5)(C) purposes;(5) these assets constitute 70.5% of RCC Real Estate's total assets. The Company considers the Partial Pool RMBS and the CMBS as real estate-related assets that fall within the 25% basket for Section 3(c)(5)(C) purposes; these assets constitute 22.1% of RCC Real Estate's total assets.

         Thus, RCC Real Estate's qualifying assets pass the 55% test and its qualifying assets and real estate-related assets pass the 80% test. Therefore, we believe that RCC Real Estate can rely on the Section 3(c)(5)(C) exception. As a result, the Company's interest in RCC Real Estate does not, and will not, constitute an "investment security" for purposes of the analysis required under Section 3(a)(1)(C).

-------------------
(4) A "B" Note is a subordinated interest in a whole loan secured by a lien on real estate. The "B" Note holder has the right to appoint the "special servicer" of the whole loan and can act as the "controlling class" or "directing holder."
(5) With respect to the Whole Pool RMBS, see American Home Finance Corp. (pub. avail. April 9, 1981). With respect to the "B" Note, the Staff has taken the position that a mortgage participation interest is a qualifying asset if the holder has the unilateral right to foreclose on the mortgage. See, e.g., United States Property Investments, N.V. (pub. avail. May 1, 1989); Upper Peninsula Construction Labor - Management Counsel (pub. avail. April 18, 1988); Northwestern Ohio Building and Construction Trades Council (pub. avail. May 21, 1984).

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Securities and Exchange Commission
August 29, 2005
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         As set forth in the Company's registration statement, RCC Real Estate intends to use collateralized debt obligations ("CDOs") as a principal term financing vehicle for assets other than Whole Pool RMBS and Partial Pool RMBS. While RCC Real Estate has used CDO financings only twice as of June 30, 2005, it expects to expand the use of CDO financing in the future. RCC Real Estate owns 100% of the equity interests of the two existing CDOs and will own 100% of the equity interests of any future CDO special purpose vehicle.(6) Based on the provisions of Section 3(c)(6), RCC Real Estate will, directly or indirectly (through its wholly-owned CDOs), be primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

         RCC Commercial intends to rely on the exception from the definition of an investment company contained in Section 3(c)(7). As a result, the Company's interest in RCC Commercial constitutes, and will continue to constitute, an "investment security" for purposes of the analysis required under Section 3(a)(1)(C).

         As of June 30, 2005, the Company's total assets on an unconsolidated basis consisted of the following:

              -- Interest in RCC Real Estate (valued at $179.0 million)
              -- Interest in RCC Commercial (valued at $30.0 million)
              -- Cash and U.S. government securities (valued at $5.1 million) -- Other assets (valued at $.6 million)

         Excluding the cash and U.S. government securities, the Company's total assets on an unconsolidated basis as of June 30, 2005 were $209.6 million, 85.4% of which consisted of the Company's interest in RCC Real Estate. Thus, the Company's investment securities are less than 40% of its total unconsolidated assets and the Company is not an investment company under Section 3(a)(1)(C) of the 1940 Act.

2. We note that Credit Suisse First Boston, Friedman Billings Ramsey, Citigroup and J.P. Morgan are underwriting this offering. We further note that Credit Suisse First Boston has entered into repurchase agreements with you and will receive a portion of the net proceeds received by you from this offering through the repayment of indebtedness under the repurchase agreements. In addition, we note that you have purchased and will in the future likely purchase investments, including RMBS, ABS and syndicated loans, from or issued by affiliates of the underwriters in this offering, including Credit Suisse First

-------------------
(6) Each CDO will have its own 1940 Act exemption - typically Section 3(c)(1), 3(c)(7) or, in certain instances, 3(c)(5)(C).

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Securities and Exchange Commission
August 29, 2005
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         Boston, Friedman Billings Ramsey, Citigroup and J.P. Morgan. Please
         revise throughout your prospectus to include appropriate and detailed disclosure regarding the risks associated with the lack of an unaffiliated underwriter for this offering. You should address specifically the risk associated with the underwriter due diligence obligation. If you intend to voluntarily comply with NASD Rule 2720 by having an unaffiliated underwriter act as a Qualified Independent Underwriter, please revise to provide appropriate disclosure. Please tell us whether the NASD has been contacted regarding these conflicts and whether it has any objections to the involvement of the underwriters in this offering as a result. Include all correspondence between the underwriters and the NASD as it relates to this offering.

         The underwriters have advised the Company that they intend to voluntarily comply with NASD 2720 and will ensure that at least one of the underwriters participating in the offering is unaffiliated with the Company and will act as a "qualified independent underwriter" ("QIU"). In such role, the designated underwriter will perform a due diligence investigation of the Company and participate in the preparation of the registration statement. The underwriters have advised the Company that the QIU will be identified and disclosed prior to commencement of marketing activities. The Company has included disclosure in the "Underwriting" section to reflect that this offering is being made using a QIU. The underwriters have also advised the Company that they made an initial filing with the NASD one business day after the Company filed the registration statement and have received a comment letter from the NASD, a copy of which is enclosed for the staff's review, to which they will respond in connection with the Company's filing of the Amendment. Additionally, the Company has added disclosure under "Summary--Summary Risk Factors" and "Risk Factors" regarding potential conflicts of interest it has with certain of the underwriters participating in the offering. Please also see the company's response to comment 33.

3. We note that, upon completion of your private placement in March 2005, you granted to your manager 345,000 shares of restricted stock and options to purchase 651,666 shares of your common stock and that your manager subsequently allocated 279,000 shares of the 345,000 shares of restricted stock to its officers and employees. We further note section 8(k) of the management agreement, which states your manager has the right to allocate the restricted stock and options at its sole and absolute discretion to its officers, employees and other individuals who provide services to it. Please provide your analysis regarding whether the manager should be viewed as taking those shares with a view towards distribution and therefore should be viewed as an underwriter. In this connection, please tell us when such allocations were made and to whom. Assuming the manager is an underwriter, please tell us the exemption you are relying on for the

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Securities and Exchange Commission
August 29, 2005
Page 6 of 35

         issuance to these officers and employees and provide your analysis regarding why this issuance should not be integrated with this offering.

         Based on an analysis of Sections 4(1) and 4(2) of the Securities Act, or the so-called "Section 4(1 1/2) exemption," the Company does not believe that the Manager took the restricted stock and options with a view towards distribution and, accordingly, the Company does not believe that the Manager should be viewed as an underwriter with respect to either the restricted shares that it has already allocated or the restricted shares and options that it may allocate in the future.

         Section 4(1) exempts from registration "transactions by any person other than an issuer, underwriter or dealer." Section 4(2) exempts from registration "transactions by an issuer not involving any public offering." The "Section 4(1 1/2) exemption" is essentially a hybrid exemption providing for private resales by affiliates of an issuer that are effected in a manner similar to private placements by issuers under
         Section 4(2). Sec. Act Release No. 6188, n. 178 (Feb. 1, 1980).

         In order for the Manager to utilize the "Section 4(1 1/2) exemption," its allocation of shares must be exempt from registration pursuant to
         Section 4(1). The determining factor will be whether it is considered an underwriter. Pursuant to Section 2(a)11 of the Securities Act, the term "underwriter" means "any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, a distribution." The term "distribution" in Section 2(a)11 is not defined, but has been equated with the phrase "public offering." See Memorandum Explanatory of Suggested Amendments to the Securities Act, S.3420, 73d. Cong., 2d Sess. 78 Cong. Rec. 8669 (1934) (explaining a proposed amendment to Section 4(1) of the Securities Act by stating that there can be no underwriter within the meaning of the Act in the absence of a public offering); see also Gilligan, Will & Co. v SEC, 267 F.2d 461 (2d Cir. 1959) (finding that a distribution was equivalent to a public offering and that the governing fact in determining whether an issue is a public offering is whether the persons to whom the offering is made are in such a position with respect to the issuer that they either actually have such information as a registration statement would have disclosed, or have access to such information). In SEC v Ralston Purina Co., 346 U.S. 119 (1953), the Supreme Court found that there is no public offering if the offerees do not need the protections of the Securities Act: "the natural way to interpret the private offering exemption is in light of the statutory purpose. Since exempt transactions are those as to which `there is no practical need for [the bill's] application,' the applicability of [the private offering exemption] should turn on whether the particular class of persons affected needs the

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Securities and Exchange Commission
August 29, 2005
Page 7 of 35

         protection of the Act. An offering to those who are shown to be able to fend for themselves is a transaction `not involving any public offering' . . . The focus of inquiry should be on the need of the offerees for the protections afforded by registration."

         The Company does not believe that the Manager's allocations constitute distributions because there is no public offering of the allocated shares. The recipients of the allocations are, and will continue to be, a limited number of persons who are directors, officers and employees of the Manager or of Resource America subsidiaries providing management services through the Manager. These individuals do not need the protections of the Securities Act because they have access to the type of information that a registration statement would provide. More importantly, registration under the Securities Act would not provide these persons with any additional protection as there is no investment decision to be made, no cash to be paid by the recipients and no risk to any recipient for taking the allocated shares. While the rendering of services by individual recipients of the allocated shares could be interpreted as a form of consideration, the Company notes that these individuals did not make an election to receive any shares, did not exchange any cash or other consideration due to them to receive the shares and that the Company had no contractual or other obligation to deliver the shares. Instead, the Company voluntarily chose to allocate these shares to the recipients.

         Additionally, in support of the Company's claim that the Manager may utilize the private placement exemption set forth in Section 4(2), it is important to note that there neither has been nor will be any general solicitation, advertising or mass communication with respect to the allocated shares, and the shares that have been allocated and may be allocated in the future are restricted stock that cannot be further transferred unless an exemption from registration is available. The Company also notes that the shares that have already been allocated, in addition to being restricted stock, are also subject to vesting provisions whereby they vest 1/3 per year for three years with the first vesting to occur on March 8, 2006.

         For the reasons set forth above, the Company believes that Manager allocations would not constitute a distribution, the Manager did not take, and is not taking, any such shares or options with a view to distribution, and the Manager should not be viewed as an underwriter.

         Based upon the foregoing analysis, the Company further believes that, even if the Manager is deemed to be taking shares or options with a view towards distribution and, as a result, may be deemed to be an underwriter, because the distribution would not be public distribution and would be made only to persons who are insiders, the issuance by the Company of its shares of common stock will be exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act or the "Section 4(1 1/2) exemption" if the transaction is considered a resale.

         As supplemental information, the Manager made the following allocations of restricted shares on March 8, 2005 to persons who are directors, officers and employees of the Manager or of Resource America subsidiaries providing management services through

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Securities and Exchange Commission
August 29, 2005
Page 8 of 35

         the Manager. All of these shares are restricted securities and vest 1/3 per year beginning on March 8, 2006:

                  ---------------------------------------------- -------------------------
                                      NAME                           NUMBER OF SHARES
                  ---------------------------------------------- -------------------------
                  Jonathan Z. Cohen                                        100,000
                  ---------------------------------------------- -------------------------
                  Edward E. Cohen                                           70,000
                  ---------------------------------------------- -------------------------
                  Andrew P. Shook                                           20,000
                  ---------------------------------------------- -------------------------
                  Thomas C. Elliott                                         20,000
                  ---------------------------------------------- -------------------------
                  Christopher D. Allen                                      12,500
                  ---------------------------------------------- -------------------------
                  Gretchen L. Bergstresser                                  10,000
                  ---------------------------------------------- -------------------------
                  Jeffrey D. Blomstrom                                      10,000
                  ---------------------------------------------- -------------------------
                  Crit DeMent                                               10,000
                  ---------------------------------------------- -------------------------
                  Steven J. Kessler                                          7,500
                  ---------------------------------------------- -------------------------
                  David E. Bloom                                             5,000
                  ---------------------------------------------- -------------------------
                  Alan F. Feldman                                            5,000
                  ---------------------------------------------- -------------------------
                  Andrew Lorimer                                             3,330
                  ---------------------------------------------- -------------------------
                  Michael S. Yecies                                          2,000
                  ---------------------------------------------- -------------------------
                  Darshan Patel                                              2,000
                  ---------------------------------------------- -------------------------
                  Jasper Brice                                               1,000
                  ---------------------------------------------- -------------------------
                  Susan Aldsworth                                              335
                  ---------------------------------------------- -------------------------
                  John Sullivan                                                335
                  ---------------------------------------------- -------------------------
                                                         TOTAL:            279,000
                  ---------------------------------------------- -------------------------


4. We note that your manager will receive at least 25% of its incentive fee in the form of shares of your common stock and has the right in its discretion to allocate these shares to its officers, employees and other individuals who provide services to it. We note from the management agreement on page 12 that the manager agrees not to sell the common shares paid to it as incentive compensation prior to the date that is one year after such shares are due and payable. We note further that the manager has the right to "allocate such shares in its sole and absolute discretion." Please tell us whether the manager's agreement not to sell the common shares for one year includes these allocations or whether there are any other restrictions on your manager's ability to allocate these shares. If there is no restriction on such allocations, please discuss whether the manager

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Securities and Exchange Commission
August 29, 2005
Page 9 of 35

         should be viewed as taking those shares with a view towards distribution. In addition, please tell us whether any shares received by your manager as an incentive fee have subsequently been allocated to its officers, employees or other individuals.

         The Company has revised the sections "Summary--Management Agreement" and "Management--Management Agreement--Incentive Compensation" to disclose that the Manager will not make any allocations of common shares paid to it as incentive compensation before the first anniversary of the grant date. As of the date of this letter, the Manager has not received any shares as incentive compensation.

5. Please tell us the exemption from registration on which you are relying for the issuances of common stock as incentive compensation and the facts relied upon to make the exemption available. Please provide us with your analysis with respect to the potential for the integration of these transactions and the public offering of securities, including a discussion of any relevant staff interpretations. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992). We may have further comment.

         The Company believes the issuances of shares of common stock to the Manager as incentive compensation will qualify as private placements exempt from the registration requirements of the Securities Act under the exemption provided in Section 4(2). In this regard, the Company notes that (i) the securities would be issued to one person, who is an institutional accredited investor which, because of its position as the Manager, has full access to any information concerning the Company that the Company possesses, (ii) no form of general solicitation will be used in the issuances and (iii) the securities will be restricted and, as set forth in response to comment 4, the Manager will not allocate any such securities before the first anniversary of the date of grant. Additionally, the Company notes that no shares of common stock have been issued to the Manager as incentive compensation and that the Company and the Manager do not expect that any such issuances will occur prior to the time that the distribution of the shares to be sold in the public offering has been completed.

         The Company believes that any issuances of securities as incentive compensation should not be integrated with this offering not only based on Black Box Incorporated (pub. avail. June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (pub. avail. February 28, 1992) but also by reason of the application of the five-factor test set forth in Rule 502(a). In Black Box Incorporated and Squadron, Ellenoff, Plesant & Lehrer, the staff took the policy position that a registered offering and a concurrent unregistered offering would not be integrated provided that the unregistered offering was made only to qualified institutional buyers

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Securities and Exchange Commission
August 29, 2005
Page 10 of 35

         and to no more than two or three accredited institutional investors. In this instance, the unregistered issuance would be made only to one institutional accredited investor, the Manager.

         The five-factor test sets forth the following factors to consider in determining whether the offerings should be integrated: (a) whether the sales are part of a single plan of financing; (b) whether the sales involve issuances of the same class of securities; (c) whether the sales have been made at or about the same time; (d) whether the same type of consideration is received; and (e) whether the sales are made for the same general purpose. Securities Act Release No. 4552 (November 6, 1962), and Rule 502(a) under the Securities Act.

         Applying the five-factor test, the Company believes that the sales of shares in the public offering and the issuance of shares to the Manager as incentive compensation are not part of a single plan of financing, that the same type of consideration is not being received, that the issuances are for different general purposes and that the issuances will not be at or about the same time. While the public offering is for cash to be used to repay indebtedness, any shares issued to the Manager as incentive compensation will be issued not with a view towards raising capital, but as compensation for services rendered pursuant to the terms of a pre-existing contractual arrangement. Similarly, the public offering for cash is not for the same general purpose as a private issuance as compensation for services rendered. Finally, as noted in response to comment 4, the Company does not expect to pay incentive compensation to the Manager prior to the time that the public offering is completed. The incentive compensation is contingent on performance and thus may not be paid at all. It will be earnable on an ongoing basis and will be earnable over the term of the management agreement which extends far beyond the anticipated completion of the public offering. Since the incentive compensation is contingent and will be earnable over an extended time period rather than in one issuance, the Company concludes that the issuances are not being made at or about the same time.

         In view of the lack of a single plan of financing, difference in purpose, differences in consideration received and difference in probability of and timing of issuance, the Company concludes that the issuance of securities as part of the Manager's incentive compensation and the issuance of securities in the public offering should not be integrated.

6. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

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Securities and Exchange Commission
August 29, 2005
Page 11 of 35

         The Company supplementally advises you that it does not anticipate using any graphics in the prospectus other than its logo which appears on the front cover of the prospectus.

7. Please provide the disclosure regarding promoters required by Item 11 of Form S-11, including the information called for by Item 11(d) regarding the names of the promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter.

         The Company has amended the sections "Summary--Our Formation and Structure" and "Business--Our Formation and Structure" to add a new second paragraph providing the requested disclosure.

Cover

8. We note the disclosure regarding your expectation to apply to list the shares on the NYSE. Please refer to the note to Item 202 of Regulation S-K and advise or revise.

         The note to Item 202 states that the document "should not convey the impression that the registrant may apply successfully for listing of the securities on an exchange...unless there is a reasonable assurance that the securities to be offered will be acceptable to a securities exchange for listing." The Company does not believe that the statement that it "intends to apply to have [its] common stock listed for trading on the New York Stock Exchange" conveys the impression that the application will be successful. The Company supplementally advises you that it has begun conversations with the NYSE, has a reasonable expectation based on such conversations that the NYSE will agree to list the Company's shares of common stock and that it will not begin marketing until the NYSE has approved such listing, subject to official notice of issuance. If the Company is not subsequently so approved, the Company will revise such disclosure prior to commencing marketing activities.

9. The cover page should contain only information required by Item 501 or that is key information. In this connection please delete the first and last sentences in the first paragraph. See our Plain English Handbook available at www.sec.gov.

         The Company has revised the cover page as requested. It also has deleted the first and third sentences of the former first paragraph.

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Securities and Exchange Commission
August 29, 2005
Page 12 of 35


10. The cover page risk factors should concisely highlight the most significant adverse effects related to the offering and should be quantified to the extent possible. For guidance refer to Section II.A.3.a. of Securities Act Release 33-6900 and Item 1.D. of Guide 5. At a minimum the cover page should include a discussion of these additional risks:

         o that each of your intended investments offer unique risks, naming the risk, for each intended investment including, CMBS, non-agency RMBS, syndicated bank loans, other ABS, equipment leases, trust preferred securities and private equity investments. We note the fifth risk factor discusses the greater risk of loss associated with mezzanine obligations and B notes.

         o the nature of the limitations on ownership and transferability of your shares;

         o that you will pay the manager substantial management fees regardless of the performance of your portfolio.

         With respect to the current bullet risk factors, please:

         o consider whether the last sentence of the second bullet point risk factor is among the most significant risks and expand the first sentence to disclose how you are dependent on the manager, including that you have no employees;

         o expand the third risk factor with respect to conflicts of interest to briefly describe the nature of your relationship with your manager and the specific nature of each conflict;

         o revise the seventh risk factor to clarify your statement regarding sensitivity to interest rates by disclosing that increases in interest rates would result in reduced earnings and distributions to investors.

         The Company has revised the cover page risk factors. The Company believes that it has highlighted the most significant risks associated with itself and this offering.

Summary, page 1

11. We note that you are externally managed and advised by Resource Capital Manager, an indirect wholly-owned subsidiary of Resource America. We further note in the introduction to the summary that "Resource" refers to Resource America and Resource Capital Manager, but not you. Please revise your disclosure in the summary and throughout the prospectus to clarify that Resource refers to affiliated entities, but does

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Securities and Exchange Commission
August 29, 2005
Page 13 of 35

         not refer to you. Consider using terms that convey that you are referring to your manager and its parent Resource America to distinguish them from Resource Capital. For example, in the summary under the headings "Business Strengths" and "Resource's Asset Management and Administrative Resources," you should clarify that you have limited resources, no employees and are dependent on Resource Capital Manager and Resource America. Also, please state that you do not control the assets and personnel of Resource.

         The Company has changed the references in the introduction to the summary and throughout the prospectus so that "Manager" refers to Resource Capital Manager, Inc. and "Resource America" refers to Resource America, Inc. and its affiliates and has eliminated the reference to "Resource."

         In addition, the Company has revised the disclosure under "Summary -- External Manager" as requested.

12. Please revise the introductory paragraph to delete the statement that the summary is not complete. A summary, by its very nature, is not complete; however, it should contain a summary of all the material information found in the prospectus. Please revise accordingly.

         The Company has revised the introductory paragraph as requested.

13. The summary should provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. We note that much of the information in the summary is repeated in, and more appropriate for, the body of the prospectus. Further, we note that much of the information in the summary is repeated in the summary. For example, much of the information in "Business Strengths" is repeated in "Resource's Asset Management and Administrative Resources." For another example, the information under "Our Company" is repeated on page 77 and the information under "Business Strengths" and "Business Strategy" is repeated on pages 79 and 80. Please revise to delete repetitious disclosure. Also, please limit your summary to key information about your business and your offering and provide the more detailed disclosure in the body of the prospectus. For example, the discussion on pages 3 and 4 regarding Resource America's subsidiaries appears to be more appropriate for the "Business" section.

         The Company has revised the summary section as requested, except that it has retained the discussion of Resource America's subsidiaries. As a newly formed company, the Company believes it is important to provide investors with information

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Securities and Exchange Commission
August 29, 2005
Page 14 of 35

         about the investment experience of the portfolio managers who will be managing the Company's portfolio.

14.      Please provide your website address if available.

         The Company does not currently maintain a website.

15. In order to ensure consistency, please incorporate changes made in response to the comments below to your business section and other parts of your prospectus, as necessary.

         The Company has made changes to the "Business" section and other sections of the prospectus consistent with the changes it has made to the description of "Our Company" in the summary section.

Our Company, page 1

16. Please make it clear in the first paragraph that it is only your intention to provide attractive risk-adjusted returns. Here and throughout your prospectus, please avoid any suggestion that you will in fact achieve an "attractive" rate of return for shareholders. Also, please balance your disclosure by making it clear that future dividends and capital appreciation are not guaranteed and your ability to achieve this objective is not based on your operating history or REIT experience, which is limited. Further, please avoid any suggestion that your "multi-asset class strategy" will result in risk-adjusted returns. In this connection, we note that more than 96% of your investments appear to have floating and hybrid rates. Further, where you discuss "risk-adjusted total returns" please revise to briefly explain what you mean.

         The Company has revised the disclosure in the first paragraph to clarify that it is only the Company's objective to achieve attractive risk-adjusted returns and to avoid any implication that a multi-asset strategy will result in such returns.

         The Company has added a bullet point to "--Summary Risk Factors" stating that its ability to achieve attractive returns depends on our ability both to generate sufficient cash flow and to achieve capital appreciation, neither of which can be assured. In addition, in response to your comment 31, it has moved this subsection forward to a more prominent location.

         The Company has also added a definition of risk-adjusted returns.

Securities and Exchange Commission
August 29, 2005
Page 15 of 35

17. Please refrain from using the term "dividend" in this section and throughout the prospectus unless it is clear from the context that you will have sufficient funds to pay a dividend rather than a distribution. Payment of dividends implies the existence of current and accumulated earnings and profits. Since the company was recently formed, there is no assurance you will have current or accumulated earnings and profits.

         The Company has changed the word "dividends" here to the more encompassing term "distributions." It has made the same change throughout the prospectus, except where it is characterizing a distribution as a "qualifying dividend" under the Internal Revenue Code and where it discusses the Code requirements for declaring and paying dividends to maintain its qualification and to avoid excise taxes. In those cases, since the "dividends" are a percentage of taxable income, they will constitute "dividends" in the more narrow sense.

18. On page 3, please disclose the percentage of assets you intend to diversify over your targeted asset classes within 12 months of this offering.

         The statements on page 3 with respect to "our current targeted asset allocation" refer back to the "targeted asset classes during the next 12 months" from the preceding sentence. The Company has revised these two sentences in order to make this clearer.

19. We note that your ability to execute your multi-class strategy will be subject to limitations imposed by REIT qualification standards under the Internal Revenue Code of 1986 and requirements for exclusion from regulation under the Investment Company Act of 1940. Please expand your disclosure to briefly discuss these limitations and the requirements for exclusion.

         The Company has added disclosure here to the effect that these laws require that specified percentages of its assets consist of real-estate related assets. The Company draws your attention to the fact that the summary section contains separate sections which briefly describe these very complex limitations and requirements.

20.      To complement your asset description:

         o please disclose key strategic objectives (such as leverage ratio, average FICO score, reliance on sub-prime lending, and hedge correlation), any limitations on those objectives expressed in organizational documents or debt covenants;

         o please explain how your objectives diverge from your current portfolio, if at all;

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Securities and Exchange Commission
August 29, 2005
Page 16 of 35

         o please describe, in summary form, the other key aspects of your portfolio, including weighted average maturities and prepayment and default rates.

         The Company has added disclosure to this subsection as requested.

21. We note your disclosure on page 2 that your "income is generated primarily from the net interest spread or difference between the interest income you earn on our investment portfolio and the cost of financing our investment portfolio." Further, we note your disclosure on page 2 that you use derivative investments to manage the risk created by mismatches between maturities and repricing. In order to provide investors with a better understanding of the mechanics of your business in light of the dominant risks, please revise to also discuss the risks of rising interest rates, prepayment and default rates, and briefly discuss the magnified risks associated with leverage, the costs associated with and practical limitations on hedging, and the continuing impact of fixed management fees that are not tied to performance.

         In response to your comment 31, the Company has moved summary risk factors forward in the summary section. The Company has revised the descriptions of risks in the summary risk factors section to more clearly describe the risks to which you refer in this comment.

22. We note your statement that you invested $214.7 million of the net proceeds raised from your March 2005 private offering. Please revise to disclose the total amount raised and revise to disclose the initial purchasers in your March 2005 offering.

         The Company has added a paragraph to the summary section under "--The Company" that briefly describes its March 2005 private offering.

23. We note the chart on page 2 describing your current investment portfolio. Please expand your disclosure to provide your total indebtedness associated with this portfolio.

         The Company has added a new table showing its indebtedness as of June 30, 2005.

External Manager, page 3

24. Please disclose whether Resource Capital Manager provides management or other services to other entities and when it was formed.

         The Company has added disclosure as requested.

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Securities and Exchange Commission
August 29, 2005
Page 17 of 35

25. We note that Resource Capital Manager is an indirect wholly-owned subsidiary of Resource America, with whom Resource Capital Manager shares personnel. Please clarify, if true, that Resource Capital Manager has no employees and that neither you nor your manager will have any independent officers and that you and your manager will be entirely dependent on Resource America for the day-to-day operation of the company. Further, in order to balance your disclosure, please move your discussion regarding conflicts of interest on pages 13 and 14 to immediately follow this discussion of your manager.

         Please see the Company's response to your comment 11. The Company has moved the conflicts of interest discussion as you requested.

26. We note that Resource Capital Manager draws upon the expertise and experience of Resource America, which has 136 employees involved in asset management. Please disclose the amount of time your senior management team and these employees will devote to you.

         The Company has added a new last paragraph to this section and to "Business--The Manager" making the requested disclosure. In addition, the Company has disclosed in each bullet point discussion of Resource America's asset management subsidiaries the number of its asset management support personnel.

Business Strengths, page 4

27. We note your statements throughout, including pages 4 and 8 of the summary, that you benefit from Resource's extensive relationships which you believe enhance your access to attractive investment opportunities and financing sources. Please identify the specific relationships or investments to which you are referring and disclose whether you have executed any sourcing agreements. Alternatively, you may omit this disclosure from your prospectus.

         The Company has added disclosure under "Business -- Business Strengths" and --Investment Process -- Investment Sourcing" identifying some of the Manager's and Resource America's sourcing relationships. In addition, it has added a statement that it has not executed any sourcing agreements.

28. Please balance the disclosure regarding your senior management's significant experience with disclosure that your manager does not have prior experience managing a REIT.

Securities and Exchange Commission
August 29, 2005
Page 18 of 35

         The Company has added the requested disclosure under "--Business Strengths--Experienced senior management."

Our Financing Strategy, page 7

29. We note that your investment policies require no minimum or maximum leverage. Please expand your disclosure to discuss your current leverage.

         The Company has added a new last sentence to the last paragraph of this section, and a new fourth sentence to "Business--Our Financing Strategy--Overview," disclosing its current leverage ratio.

30. We note your disclosure that you intend to use CDO's and "other term financing" to match maturity and repricing dates. Please expand your disclosure to briefly discuss the other financing that you intend to use.

         The Company has added a new sixth sentence to the first paragraph of this section, and a last sentence to the first paragraph of "Business--Our Financing Strategy--Overview," providing the requested disclosure.

Summary Risk Factors, page 9

31. Please relocate the summary risk factors so that they appear immediately after the discussion of your business strengths.

         The Company has relocated this section as requested.

32. We note that there are potential conflicts of interest in your relationship with Resource Capital Manager. Please expand your disclosure to include a separate risk factor with respect to each conflict.

         In response to your comment 25, the Company has relocated the summary conflicts of interest section so that it immediately follows "--External Manager." Each bullet point in that discussion describes potential conflict and states the risk the potential conflict creates.

Securities and Exchange Commission
August 29, 2005
Page 19 of 35

33. Please revise your disclosure with respect to relationships with your underwriters to state that there may be potential conflicts of interest and briefly describe such conflicts. Further, please identify the underwriters.

         The Company has added language in "--Summary Risk Factors" and "Risk Factors" disclosing potential risks relating to the conflicts of interest the Company has with certain of the underwriters participating in the offering.

Management Agreement, page 11

34. Please revise to clarify that your manager's base compensation is not tied to the performance of the portfolio and that the incentive compensation may encourage speculative behavior.

         The Company notes that the summary risk factors section, which has been relocated in response to your comment 31, contains brief descriptions of risks to which you refer in this comment. Specifically:

         o The Manager is entitled to receive a base management fee which is tied to the amount of our equity and not to the performance of our investment portfolio which would reduce its incentive to seek profitable opportunities for our portfolio.

         o The Manager also is entitled to incentive compensation based on our financial performance, which may lead it to place emphasis on the short-term maximization of net income. This could result in increased risk to the value of our investment portfolio.

         Accordingly, the Company believes that the summary section appropriately provides the risk disclosure that you have requested.

Distribution Policy, page l6

35. Please revise the summary and page 53 to state that your cash available for distributions may be less than 90% of your REIT taxable income, which could require you to sell assets or borrow funds in order to make distributions.

         The Company has added the requested disclosure to both "--Distribution Policy" in the summary section and "Distribution Policy."

Securities and Exchange Commission
August 29, 2005
Page 20 of 35

Our Formation and Structure, page 19

36. Please discuss the role that your qualified REIT subsidiaries will serve in your operations.

         The Company has modified the table to add a new footnote describing the function of its subsidiaries.

37. Please revise your chart to disclose your ownership structure following this offering and include all qualified REIT subsidiaries. We note your disclosure regarding Ischus CDO II on page 68.

         The Company has revised the chart to show its structure following the offering.

38. We note your statement on page 19 that Resource America and entities affiliated with it purchased shares representing 6.1% of your common stock on a fully-diluted basis and directors and officers purchased shares representing 2.2% of your common stock on a fully-diluted basis. Please reconcile this statement with the percentages on your organization chart. In addition, please revise the chart to note the restricted stock and options held by Resource Capital Manager.

         The Company has expanded the disclosure with respect to the current stockholdings of Resource America and its affiliates. These percentages will not match those on the chart because, in response to your comment 37, the chart will depict the Company post-offering. The Company has added disclosure of the restricted stock and options in a footnote to the chart.

Risk Factors, page 24

39. Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

         o "We may not be able to manage growth effectively or achieve growth at all," page 27

         o "We operate in a highly competitive market for investment opportunities," page 28

         o "If we issue senior securities, their terms may restrict our operating flexibility," page 30

Securities and Exchange Commission
August 29, 2005
Page 21 of 35

         o "We may not realize gains or income from our investments," page 31

         o "It may be difficult to sell many of our investments quickly if the need arises," page 33

         o "Our hedging transactions may not completely insulate us from interest rate," page 36

         Please revise throughout to identify briefly in your captions the specific risks to you that result from the facts or uncertainties. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

         The Company has modified the risk factor subheadings as requested.

40. Please expand your disclosure in each relevant risk factor to quantify and briefly describe the base management fee, the incentive compensation and the termination fee associated with the management agreement.

         The Company has modified the risk factors "We must pay the Manager the base management fee regardless of the performance of our portfolio" and "The incentive fee we pay the Manager may induce it to make riskier investments to quality the base and incentive management fees."

         The Company believes that the risk discussing termination quantifies the termination fee and, in this connection, draws your attention to the last sentence of the risk captioned "Termination of the management agreement by us without cause is difficult and could be costly."

Risks Related to our Business, page 24

We depend on Resource Capital Manager and Resource America..., page 24

41. We note your belief that your success depends to a significant extent upon the experience of Resource Capital Manager's and Resource America's executive officers and senior portfolio managers and the departure of any of the executive officers or senior portfolio managers would harm your investment performance. Please expand your disclosure to identify these executive officers and senior portfolio managers. In addition, please clarify whether Resource Capital Manager has any employees.

Securities and Exchange Commission
August 29, 2005
Page 22 of 35

         The Company has modified this risk to provide the requested disclosure.

Our management agreement with Resource Capital Manager..., page 26

42. We note that two of your directors are officers or directors of Resource Capital Manager, Resource America or their affiliates. Please expand your disclosure to identify these directors.

         The Company has modified the first sentence to identify the two directors.

Risks Related to Our Investments, page 31

We may not realize gains or income from our investments..., page 31

43. We note that you may not realize gains or income from your investments. Please expand your disclosure to state specifically the risks that would cause you not to realize gains or income from your investments. If such risks are detailed elsewhere, please consider removing this risk factor.

         The Company has removed this risk factor.

We remain subject to losses on our mortgage portfolio..., page 31

44. We note that a significant portion of your assets are invested in MBS that are either agency-backed or are rated investment grade by at least one rating agency. Please expand your disclosure to quantify the portion of your assets in MBS that are either agency-backed or are rated investment grade by at least one ratting agency. In addition, please discuss whether you believe this percentage will change as you implement your targeted asset allocation.

         The Company has expanded the disclosure in the first sentence of this risk to quantify, as of June 30, 2005, the percent of its assets that are invested in MBS that are either agency-backed or rated investment grade by at least one rating agency. It has added a new second sentence disclosing that as it implements its targeted asset allocation, it expects that this percentage will decline.

An increase in our borrowing costs....  page 35

45. Please expand your disclosure to discuss when your repurchase agreements and other short-term borrowings mature.

Securities and Exchange Commission
August 29, 2005
Page 23 of 35

         The Company has added a new second sentence to this risk to disclose the weighted average maturities of both its repurchase agreements and warehouse facilities as of June 30, 2005.

Termination events contained in our repurchase agreements.... page 35

46. We note that you obtain a significant portion of your funding through use of repurchase facilities. Please quantify this significant portion.

         The Company has added a new second sentence to this risk quantifying the amount of repurchase agreements outstanding at June 30, 2005.

We may be exposed to environmental liabilities..., page 35

47. We note that in the course of your business you may take title to real estate through direct purchase or through foreclosure. Please expand your disclosure to discuss the circumstances when you would take title to real estate through direct purchase.

         The Company does not expect that it will take title to real estate through direct purchase and has removed the references thereto in this risk.

Our hedging transactions may not completely ..., page 36

48. Please expand your disclosure to discuss the transaction and other costs associated with hedging. Describe in sufficient detail the policies and procedures implemented to address risks associated with the use of derivatives. If no such policies and procedures are in place, please so disclose.

         The Company has expanded the disclosure of this risk factor to disclose the types of costs which typically may be associated with hedging. The Company has also added a new second paragraph to this risk factor describing the policies and procedures it has established to address hedging risks.

Hedging instruments often are not traded on regulated exchanges... page 37 We may enter into derivative contracts that could expose us to unexpected losses..., page 37

49. Please revise to disclose the types of derivatives and hedging instruments in which you may invest.

Securities and Exchange Commission
August 29, 2005
Page 24 of 35

         The Company has revised both of the referenced risk factors to disclose the types of derivative and hedging instruments which it may use. The Company has made conforming changes in the section "Business--Our Financing Strategy--Hedging and interest rate risk management strategy."

Tax Risks

Our ownership of and relationship to our TRS..., page 48

50. We note your disclosure that your TRS' after-tax net income is available for distribution, but is not required to be distributed to you. Please expand your disclosure to briefly clarify that income that is not distributed to you by your TRS will not be subject to the REIT 90% distribution requirement.

         The Company has added a new third sentence making the requested disclosure.

Use of Proceeds, page 51

51. We note your statement that you expect the repurchase agreements to be extended for consecutive 30-day periods and that the original maturity dates have passed. Please expand your disclosure to clarify, if true, that these repurchase agreements generally expire every 30 days.

         The Company has modified the last sentence of the second paragraph to clarify that the Credit Suisse First Boston repurchase agreements expire every 30 days.

Management's Discussion of Financial Condition, page 58

Overview, page 58

52. Please revise to discuss the anticipated impact of the current interest rate environment, increasing competition and any other material trends.

         The Company has expanded the bullet point disclosure of factors affecting the Company to discuss the impact of the current interest rate environment, the possible effects of competition and other material trends. The Company notes that the second and third paragraphs of "Results of Operations" contain a more extensive discussion of the impact of the current interest rate environment and changes in prepayment rates.

Securities and Exchange Commission
August 29, 2005
Page 25 of 35

53. We note your disclosure on page 58 that your income is generated primarily from the spread between the yield on your assets and the cost to finance the purchase of those assets. Please expand to discuss how you generate revenues from each of your various investments.

         The Company has added a discussion of how revenues are generated from each of its asset classes at the beginning of the second paragraph of this section.

Financial Condition, page 61

54. In discussing your portfolio as of the most recent practicable date, please include detailed information, in both tabular and narrative form, on the types of investments you have and the collateral securing the mortgage loans, year of origination or issue date, lien position or class, Moody's ratings classes, FICO scores, loan to-value ratios and delinquency status of loans.

         The Company has modified its discussion in this section as follows:

         o The types of investments owned by the Company, categorized by interest rate type, has been provided in a table in "--Financial Condition--Investment Portfolio."

         o The Company has added extensive new disclosure in "--Financial Condition--Credit Review," "--Residential Mortgage-Backed Securities," "--Commercial Mortgage-Backed Securities," "--Commercial Loans," "--Other Asset-Backed Securities" and "--Syndicated Loans" discussing the characteristics of the investments the Company had as of June 30, 2005, including a description of underlying collateral.

         o New tables have been added to each of the sections "--Residential Mortgage-Backed Securities, "--Commercial Mortgage-Backed Securities, "--Other Asset Backed Securities" and "--Syndicated Bank Loans" that provide Moody's and S&P ratings for assets in the Company's portfolio as well as the amount of those assets for which no rating has been provided by S&P. The Company has not provided ratings for its commercial loans. As now discussed in the prospectus in response to comment 20, the Company does not expect to obtain ratings on these investments until it aggregates and finances them through a CDO transaction.

Securities and Exchange Commission
August 29, 2005
Page 26 of 35

         o As part of the table disclosing ratings for the Company's RMBS, it has added tabular information regarding weighted average FICO scores and weighted average loan-to-value ratios.

         o The Company has added a new third paragraph to "--Financial Condition--Credit Review" discussing delinquency status.

55. Please disclose the weighted average annual increases and lifetime interest rate caps for your hybrid investments, Also, please describe in more detail how the adjustable rates are generally calculated, including the benchmarks used.

         The Company had previously disclosed the weighted average annual increases and lifetime interest rate caps and how adjustable rates are calculated for its hybrid investments in the sixth paragraph of "--Financial Condition--Mortgage-Backed Securities." As a result of the modifications referred to in the Company's response to comment 54, the information now appears in the fourth paragraph of the section "--Financial Condition--Residential Mortgage-Backed Securities," and has been updated through June 30, 2005. Moreover, following this paragraph, the Company has added a new paragraph that summarizes, in tabular form, its hybrid ARMs by their reset class.

Liquidity and Capital Resources, page 65

56. Please expand your disclosure to discuss the material terms of your repurchase agreements and your warehouse facilities and identify the counterparties.

         The Company has revised its disclosure in the fourth and fifth paragraphs of this section to provide the requested disclosure.

57. On page 65, please discuss how much more money you expect to raise in repurchase agreements in order to obtain your target leverage and when you expect to have your current equity fully leveraged.

         The Company has modified the disclosure at the end of the third paragraph of this section to disclose the amount of additional leverage it expects to obtain and when it expects to be fully leveraged.

58. Please briefly describe the covenants contained in the standard master repurchase agreement.

Securities and Exchange Commission
August 29, 2005
Page 27 of 35

         The Company has provided the requested disclosure in the fourth paragraph of this section. Please also see the Company's response to comment 56.

59. Please explain the basis for your belief that you will have sufficient capital to meet your needs, including distributions, in light of your lack of operating history and risk related to your CDO strategy.

         The Company has replaced the former sixth (where the statement you cite appeared) and seventh paragraphs of this section with a new single paragraph that discusses how the Company intends to meet its liquidity needs and risks associated therewith.

Contractual Obligations, page 67

60. Please provide your disclosure of contractual obligations in a tabular format.

         The Company has replaced the previous disclosure in this section with the tabular presentation called for by Item 303(a)(5) of Regulation S-K.

Business, page 77

Investment Strategy, page 80

61. Please revise your disclosure to clarify that you have not adopted policies that require you to establish or maintain any specific asset allocations.

         The Company has added a statement that it does not have policies requiring specific asset allocations.

62. Please revise to clarify what is meant by Dollar price as presented in the tables on pages 81, 83, 84 and 85.

         The Company has added a definition of dollar price for each of the tables containing a dollar price column both in this section and MD&A.

Investment Process, page 88

63. Please expand your disclosure to identify the members of your investment committee and discuss whether this committee reviews investments for any affiliates or other entities.

         The Company has added the requested disclosure.

Securities and Exchange Commission
August 29, 2005
Page 28 of 35

64. With regard to your investment guidelines discussed on page 89, please expand your disclosure to provide all the information required by Item 13 of Form S-11, including:

         o whether your interests in real estate will focus on a particular geographic area (it appears that they will not);

         o whether it is your policy to acquire assets for primarily capital gain or income; and

         o with regard to your investment in equity securities, the information called for by Items 13(c) and (d) of Form S-11.

         The Company has added a new last paragraph to this section disclosing that it invests primarily for income, and that it does not have a policy that requires it to focus on one or more particular geographic areas. The Company has modified the section "Business -- Investment Strategy -- Private Equity Investments" to provide the disclosure requested in the third bullet point.

Management Agreement, page 107

65. We note your statement on page 112 that you structured the manager's incentive compensation to provide it with an incentive to achieve net income for you above a base amount. Please expand your disclosure to explain precisely what you hope to achieve (i.e., the level of growth before the incentive and any effect on growth after the incentive).

         The Company supplementally advises you that the purpose of the formula by which incentive compensation is calculated is to compensate the Manager only to the extent that the return from the Company's investments exceeds the greater of a base rate of 8% or the 10-year treasury rate plus 2% per annum, which is a widely-used benchmark for income investment performance. In order to assist investors to understand the mechanics of the incentive calculation, the Company has moved the example of the incentive compensation calculation so that it immediately follows the disclosure of the formula.

Conflicts of Interest In Our Relationship With Resource Capital Manager, page 114

66. On page 116, please clarify what you mean when you state that your manager may, at either your or its discretion, enter into an agreement with your TRS so long as the aggregate compensation paid by you and the TRS does not exceed the aggregate compensation payable under your existing management agreement. Please clarify whether (i) your manager may contract with your TRS over your objection and (ii) your

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Securities and Exchange Commission
August 29, 2005
Page 29 of 35

         manager will receive no additional compensation (other than the existing management fees) even if it performs additional work for your TRS. Also, please explain what your manager might do for your TRS.

         This conflict discussion was included in the original filing in error.

Principal Stockholders, page 118

67. Please identify the natural persons controlling the shares held by your principal stockholders that are not public companies.

         The Company has added the requested disclosure in footnotes to the table.

Certain Relationships and Related Transactions, page 120

68. Please identify all related parties by name and position. To the extent known please quantify their interests in your manager or its affiliates, and the resulting interest in the related transactions. To the extent known, please disclose your manager's officers or employees or other individuals who have received allocations of restricted stock and options granted to your manager, or disclose that your manager has not yet made any determinations with respect to the allocations.

         The Company has modified this section to provide the requested disclosure. The Company has been advised by the Manager that no options have been allocated. The Manager is an indirect, wholly-owned subsidiary of Resource America, a publicly-traded company and, accordingly, no other person has an interest in the Manager.

Description of Capital Stock, 124

69. We note the statement in the introductory paragraph that the summary description does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL, your charter and bylaws. Please note that a summary by its nature is not complete, but should highlight all the material provisions and should not be qualified by information outside of the prospectus. Please revise appropriately and clarify that your summary includes all the material information.

         The Company has deleted the statement that the summary may not be complete and that it is qualified by reference to information outside of the prospectus.

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Securities and Exchange Commission
August 29, 2005
Page 30 of 35

70. We note your statement that under Maryland law your stockholders are generally not personally liable for your debts and obligations. Please expand your disclosure to clarify when your stockholders would be personally liable for your debts and obligations.

         The Company has deleted the word "generally" from this statement to avoid giving the impression that a stockholder might be personally liable for its debts and liabilities solely as a result of ownership of the Company's stock.

Underwriting, page 160

71. We note the discussion beginning on page 161 regarding the offering of stock in foreign countries: Please tell us whether this public offering is part of a global offering and revise your disclosure as appropriate.

         The underwriters have advised the Company that they may offer, sell or distribute shares outside the United States. However, there is no separate syndicate of international underwriters.

72. We note that the underwriter has reserved shares for sale directly to your directors, employees and other persons. Please describe for us the mechanics of how and when these shares are offered and sold to investors in this directed share program. For example, tell us how you will determine the prospective recipients and number of reserved shares. Tell us how and when you and the underwriters notified the directed share investors, including the types of communication used. Disclose whether the underwriters or the company are using electronic communications or procedures, such as e-mail. Provide us with any materials given to potential purchasers.

         Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives communications or funds. In this regard describe the process for confirmation and settlement of sales to directed share purchasers. Are directed share purchasers required to establish accounts before the effective time, and if so, what if any funds are put in newly established brokerage accounts before the effective date? What relationship, if any, do any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser? How do the procedures for the directed share program differ from the procedures for the general offering to the public?

         The Company will provide the staff supplementally with copies, when available, of the materials that will be used in connection with the directed share program. The Company and CSFB will work together to implement the directed share program. The directed

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Securities and Exchange Commission
August 29, 2005
Page 31 of 35

         share program is part of the underwritten offering. The procedures for the directed share program do not differ materially from the procedures of the general offering. Generally, the only differences are:

         o Communications that would customarily be made via telephone in the general offering context are made to directed share program participants in writing or online with their authorization.

         o Directed share program participants must open new accounts with CSFB if they do not already have them.

         o Directed share program participants are provided with a "Frequently Asked Questions" information sheet to assist them in evaluating whether to participate in the directed share program.

         The allocation of the shares to directed share program participants is determined by the Company, and the mechanics of selling the shares is handled by CSFB as underwriter. The Company will identify a list of directors, officers, employees, customers and vendors who will be entitled to purchase shares in the directed share program (along with their contact information and their positions and names of employers) and will provide that list to CSFB. At this time, no indications of interest are being taken. Once the preliminary prospectus has been printed, an invitation package (available online, via regular or overnight mail or facsimile) is made available or sent to each person listed by the Company explaining that CSFB is facilitating the Company's directed share program, attaching a preliminary prospectus and the other directed share program documentation. Each of the documents (other than the preliminary prospectus) contains language that is permitted by Rule 134 of the Securities Act. If a person is interested in participating, that person completes the required documentation (which includes a free-riding and withholding questionnaire) and returns it to CSFB (via regular or overnight mail or facsimile) so that CSFB can open an account to receive the shares once allocated. Online participants as well as participants utilizing the manual paper process must return manually signed New Account Opening Documents and the NASD Free-Riding and Withholding Questionnaire to the address to which they are directed in the materials. There is no pre-funding or account-funding requirement; CSFB will not accept funds from any directed share program participant until after the registration statement is declared effective, the deal is priced, and the participants are notified of their final allocation and given the opportunity to confirm that they wish to purchase the shares allocated to them. After the registration statement becomes effective and the offering is priced, the Company and CSFB prepare a final approved list of allocations. CSFB


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Securities and Exchange Commission
August 29, 2005
Page 32 of 35

         notifies each person verbally or by email who has been allocated shares of the number of shares that have been allocated and the total purchase price due upon confirmation of their indication of interest. Participants then wire transfer their funds or send checks to CSFB. Shares are allocated following pricing and settle in the same manner as the shares sold to the general public.

73. We note that a prospectus may be made available on the websites maintained by one or more representatives and also may be made available on the websites maintained by other underwriters.

         o Please identify any representatives and any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional representatives or members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those representatives or members and provide us with a description of their procedures.

         o        Briefly describe any electronic distribution in the filing.

         o Please describe whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the party and the website, describe the material terms of your agreement and provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

         o Please tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If not, tell us when they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

         The underwriters have advised the Company that one or more members of the underwriting syndicate may engage in an electronic offer, sale or distribution of the shares and may make a prospectus in electronic format available on the web sites they maintain. At the time the representatives send out invitations to participate in the offering to potential syndicate members, the underwriters that have been invited must accept the invitation on the basis that they will not engage in any electronic offer, sale or

Securities and Exchange Commission
August 29, 2005
Page 33 of 35

         distribution of shares, or that if they engage in such activities, that they will do so only on the basis that the procedures that these underwriters use for electronic offers, sales or distributions have been previously reviewed by the SEC and the SEC raised no objections.

         Other than with respect to electronic roadshows conducted in compliance with SEC no-action letters, the underwriters have advised the Company that they have no arrangement with a third party to host or access the preliminary prospectus on the internet. While the underwriters have contracted with Yahoo! NetRoadshow (www.netroadshow) to conduct an internet roadshow, the purpose of this contract is not specifically to host or access the preliminary prospectus. The primary purpose of the internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person. Yahoo! NetRoadshow has informed the underwriters that it conducts internet roadshows in accordance with the Net Roadshow Inc. no-action letter dated July 30, 1997, received from the SEC in connection with virtual roadshows. In accordance with such no-action letter, an electronic version of the preliminary prospectus, identical to the copy filed with the SEC and distributed to live attendees, is required to, and will, be made available on the website.

         Currently, no information regarding the Company appears on the Yahoo! NetRoadshow website.

Report of Independent Registered Public Accounting Firm, page F-2

74. Please have your auditors amend their audit report to include a signature to comply with Rule 2-02 of Regulation S-X.

         The Company inadvertently failed to indicate that Grant Thornton LLP had signed its audit report dated June 13, 2005 and has made the appropriate correction in the Amendment.

Notes to Consolidated Financial Statements

75. Please include Schedule IV- Mortgage loans on real estate, as required by Rule 5-04 of Regulation S-X.

         The Company notes that the instructions to Schedule IV, and particularly instruction 3, refer to mortgage loans in the Company's portfolio. The Company does not currently invest in whole mortgage loans and, accordingly, does not believe that Schedule IV is applicable.

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Securities and Exchange Commission
August 29, 2005
Page 34 of 35

Part II.  Information Not Required in Prospectus

Recent Sales of Unregistered Securities

76. Please tell us how many accredited investors purchased shares in the concurrent private placement on March 8, 2005. We may have additional comments.

         The Company has added disclosure that 207 accredited investors purchased shares in the private placement on March 8, 2005.

Exhibits

77. Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

         The Company has filed a form of the underwriting agreement and stock certificate as exhibits to the Amendment. We are enclosing supplementally for your review drafts of the legal and tax opinions.

Signatures

78.      Please identify your chief accounting officer.

         The Company inadvertently failed to identify Steven J. Kessler as both its Chief Financial Officer and Chief Accounting Officer on the signature page of the original filing and under "Management--Directors and Executive Officers." It has revised the latter section to so identify Mr. Kessler.

                                                 Very truly yours,


                                                 /s/ Lisa A. Ernst
                                                 -----------------------
                                                 Lisa A. Ernst

Enc.
cc:      Jonathan Z. Cohen
         J. Baur Whittlesey
         Larry P. Medvinsky (facsimile: 212-878-8375)

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Securities and Exchange Commission
August 29, 2005
Page 35 of 35

                                   ATTACHMENTS

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         COMMENT NO.                                                 ATTACHMENT
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
              2                Letter from the NASD addressed to Credit Suisse First Boston LLC dated July 22, 2005
------------------------------ ---------------------------------------------------------------------------------------
             77                Draft legal opinion of DLA Piper Rudnick Gray Cary US LLP
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             77                Draft tax opinion of Ledgewood
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